UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	May	, 2007.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: May 4, 2007.	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2006 AND 2005
(thousands of Mexican pesos)
AUDITED
REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	17,409,089	100	15,081,365	100

s02	CURRENT ASSETS	9,524,358	55	7,006,962	46
s03	CASH AND SHORT-TERM INVESTMENTS	2,126,609	12	216,491	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,164,602	12	2,362,892	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	253,607	1	346,003	2
s06	INVENTORIES	4,874,985	28	3,784,154	25
s07	OTHER CURRENT ASSETS	104,555	1	297,422	2
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,332,919	42	7,355,343	49
s13	LAND AND BUILDINGS	2,487,647	14	2,480,473	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	7,793,419	45	6,828,130	45
s15	OTHER EQUIPMENT	111,978	1	106,786	1
s16	ACCUMULATED DEPRECIATION	3,183,200	18	2,601,816	17
s17	CONSTRUCTION IN PROGRESS	123,075	1	541,770	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	460,064	3	633,522	4
s19	OTHER ASSETS	91,748	1	85,538	10

s20	TOTAL LIABILITIES	4,903,944	100	5,127,423	100

s21	CURRENT LIABILITIES	2,805,383	57	2,807,014	55
s22	SUPPLIERS	1,783,923	36	1,459,505	28
s23	BANK LOANS	0	0	18,358	0
s24	STOCK MARKET LOANS	3,286	0	3,387	0
s25	TAXES PAYABLE	190,971	4	54,612	1
s26	OTHER CURRENT LIABILITIES	827,203	17	1,271,152	25
s27	LONG-TERM LIABILITIES	0	0	404,776	8
s28	BANK LOANS	0	0	404,776	8
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	215,144	4
s32	OTHER NON-CURRENT LIABILITIES	2,098,561	43	1,700,489	33

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	12,505,145	100	9,953,942	100

s34	MINORITY INTEREST	2,173,351	17	1,868,748	19
s35	MAJORITY INTEREST	10,331,794	83	8,085,194	81
s36	CONTRIBUTED CAPITAL	4,593,803	37	4,467,500	45
S79	CAPITAL STOCK	3,631,235	29	3,593,937	36
s39	PREMIUM ON ISSUANCE OF SHARES	962,568	8	873,563	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	5,737,991	46	3,617,694	36
s42	RETAINED EARNINGS AND CAPITAL RESERVES	6,774,529	54	4,672,354	47
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,036,538)	(8)	(1,054,660)	(11)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,126,609	100	216,491	100
s46	CASH	381,332	18	74,381	34
s47	SHORT-TERM INVESTMENTS	1,745,277	82	142,110	66

s07	OTHER CURRENT ASSETS	104,555	100	297,422	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	58,756	20
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	104,555	100	238,666	80

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	460,064	100	633,522	100
s48	DEFERRED EXPENSES	404,549	88	559,991	88
s49	GOODWILL	0	0	0	0
s51	OTHER	55,515	12	73,531	12

s19	OTHER ASSETS	91,748	100	85,538	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,713	6	6,099	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	86,035	940	79,439	93

s21	CURRENT LIABILITIES	2,805,383	100	2,807,014	100
s52	FOREIGN CURRENCY LIABILITIES	2,145,744	76	2,027,398	72
s53	MEXICAN PESOS LIABILITIES	659,639	24	779,616	28

s26	OTHER CURRENT LIABILITIES	827,203	100	1,271,152	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	6,609	1	0	0
s68	PROVISIONS	22,057	3	15,722	1
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	798,537	97	1,255,430	99

s27	LONG-TERM LIABILITIES	0	0	404,776	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	404,776	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	215,144	100
s65	NEGATIVE GOODWILL	0	0	215,144	100
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	2,098,561	100	1,700,489	100
s66	DEFERRED TAXES	2,008,604	96	1,564,192	92
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	22,295	1	20,445	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	67,662	3	115,852	7

s79	CAPITAL STOCK	3,631,235	100	3,593,937	100
s37	CAPITAL STOCK (NOMINAL)	2,048,257	56	2,012,147	56
s69	RESTATEMENT OF CAPITAL STOCK	1,582,978	44	1,581,790	44

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	6,774,529	100	4,672,354	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	193,566	3	90,556	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	4,478,788	66	3,258,664	70
s45	NET INCOME FOR THE YEAR	2,102,175	31	1,323,134	28

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,036,538)	100	(1,054,660)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(71,072)	7	(175,490)	17
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(24,642)	2	15,540	(1)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(4,397)	0	41,717	(4)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(936,427)	90	(936,427)	89
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S57	OTHER CURRENT LIABILITIES WITH COST	232,912	0
S63	OTHER LOANS WITH COST	0	0
S72	WORKING CAPITAL	6,718,975	4,199,948
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	51
S75	EMPLOYERS (*)	1,137	1,161
S76	WORKERS (*)	2,862	3,148
S77	COMMON SHARES (*)	421,214,706	137,929,599
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31 OF 2006 AND 2005
(thousands of Mexican pesos)
AUDITED
REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	22,689,403	100	13,404,645	100
rt02	COST OF SALES	18,459,937	81	10,721,275	80
rt03	GROSS PROFIT	4,229,466	19	2,683,370	20
rt04	OPERATING EXPENSES	1,304,209	6	1,052,497	8
rt05	OPERATING INCOME	2,925,257	13	1,630,873	12
rt06	INTEGRAL FINANCING COST	61,216	0	149,558	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,864,041	13	1,481,315	11
rt08	OTHER EXPENSE AND INCOME (NET)	(37,828)	0	12,080	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	2,901,869	13	1,469,235	11
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	587,342	3	128,020	1
rt11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	2,314,527	10	1,341,215	10
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	2,314,527	10	1,341,215	10
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,314,527	10	1,341,215	10
rt16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,314,527	10	1,341,215	10
rt19	NET INCOME OF MINORITY INTEREST	212,352	1	18,081	0
rt20	NET INCOME OF MAJORITY INTEREST	2,102,175	9	1,323,134	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	22,689,403	100	13,404,645	100
rt21	DOMESTIC	7,309,704	32	6,083,840	45
rt22	FOREIGN	15,379,699	68	7,320,805	55
rt23	TRANSLATED INTO DOLLARS (***)	1,411,601	6	653,202

rt06	INTEGRAL FINANCING COST	61,216	100	149,558	100
rt24	INTEREST EXPENSE	14,973	24	41,244	28
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	60,257	98	24,983	17
rt46	OTHER FINANCIAL INCOME	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	36,110	59	77,822	52
rt28	RESULT FROM MONETARY POSITION	70,390	115	55,475	37

rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	587,342	100	128,020	100
rt32	INCOME TAX	605,570	103	81,542	64
rt33	DEFERRED INCOME TAX	(18,228)	(3)	46,047	36
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	431	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	23,329,527	14,151,008
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	22,689,403	13,404,645
r39	OPERATION INCOME (**)	2,925,257	1,630,873
r40	NET INCOME OF MAJORITY INTEREST (**)	2,102,175	1,323,134
r41	NET CONSOLIDATED INCOME (**)	2,314,527	1,341,216
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	433,946	336,673

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM OCTOBER 1 TO DECEMBER 31 OF 2006 AND 2005
(thousands of Mexican pesos)
AUDITED
REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	4,727,287	100	4,960,800	100
r02	COST OF SALES	3,962,436	84	4,365,595	88
r03	GROSS PROFIT	764,851	16	595,205	12
r04	OPERATING EXPENSES	304,313	6	352,042	7
r05	OPERATING INCOME	460,538	10	243,163	5
r06	INTEGRAL FINANCING COST	51,731	1	59,484	1
r07	INCOME AFTER INTEGRAL FINANCING COST	408,807	9	183,679	4
r08	OTHER EXPENSE AND INCOME (NET)	(10,309)	0	(28,049)	1
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	419,116	9	155,630	3
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	238,771	5	(29,370)	(1)
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	180,345	4	185,000	4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	180,345	4	185,000	4
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	180,345	4	185,000	4
r16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	180,345	4	185,000	4
r19	NET INCOME OF MINORITY INTEREST	(44,439)	(1)	(13,321)	0
r20	NET INCOME OF MAJORITY INTEREST	224,784	5	198,321	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	4,727,287	100	4,960,800	100
r21	DOMESTIC	2,012,299	43	1,302,469	26
r22	FOREIGN	2,714,988	57	3,658,331	74
r23	TRANSLATED INTO DOLLARS (***)	293,798		334,254

r06	INTEGRAL FINANCING COST	51,731	100	59,484	100
r24	INTEREST EXPENSE	5,929	11	24,326	41
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	22,366	43	6,406	11
r46	OTHER FINANCIAL INCOME	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	19,545	38	4,896	8
r28	RESULT FROM MONETARY POSITION	48,623	94	36,668	62

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	238,771	100	(29,370)	100
r32	INCOME TAX	94,923	40	16,407	(56)
r33	DEFERRED INCOME TAX	143,848	60	(46,208)	157
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	431	(1)
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)
AUDITED
REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		AMOUNT	AMOUNT

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	115,012	106,081

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31 OF 2006 AND 2005
(thousands of pesos)
AUDITED
REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	2,314,527	1,341,215
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	420,987	388,108
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,735,514	1,729,323
c04	RESOURCES PROVIDED OR USES IN OPERATION	(387,158)	196,262
c05	RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES	2,348,356	1,925,585
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(576,934)	(251,277)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	126,303	677
c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(450,631)	(250,600)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	12,393	(2,003,030)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,910,118	(328,045)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	216,491	544,536
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,126,609	216,491

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)
AUDITED
REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	420,987	388,108
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	433,946	336,673
c41	+ (-) OTHER ITEMS	(12,959)	51,435

c04	RESOURCES PROVIDED OR USED IN OPERATION	(387,158)	196,262
c18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	198,290	(133,708)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,176,864)	644,649
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	226,507	(238,688)
c21	+ (-) DECREASE (INCREASE) IN SUPPLIERS	324,418	(324,418)
c22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	40,491	248,427

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(576,934)	(251,277)
c23	+ BANK FINANCING	(101)	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	(153,699)	836,312
c27	BANK FINANCING AMORTIZATION	(423,134)	(1,087,589)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

C07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	126,303	677
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	37,298	677
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	89,005	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	12,393	(2,003,030)
c34	+ (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(402,566)	(520,751)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	414,959	(1,482,279)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

DATA PER SHARE
CONSOLIDATED
AUDITED
REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.21	$ 9.59
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 5.21	$ 9.59
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 24.53	$ 58.62
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	2.12 times	0.77 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	10.02 times	4.73 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED
AUDITED
REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	10.20%	10.00%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	20.34%	16.36%
p03	NET INCOME TO TOTAL ASSETS (**)	13.29%	8.89%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.04)%	(4.13)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.30 times	0.88 times
p07	NET SALES TO FIXED ASSETS (**)	3.05 times	1.80 times
p08	INVENTORIES TURNOVER (**)	3.78 times	2.83 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	29.86 days	55.18 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.06%	9.67%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	28.16%	33.99%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.39 times	0.51 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.75%	47.43%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	5.44%
p15	OPERATING INCOME TO INTEREST PAID	195.36 times	39.54 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.62 times	2.61 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.39 times	2.49 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.65 times	1.14 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.94 times	1.36 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	75.80%	7.71%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	12.05%	12.90%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.70)%	1.46%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	156.83 times	46.68 times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	128.02%	100.27%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	(28.02)%	(0.27)%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(3,248.33)%	25.99%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT
CONSOLIDATED
AUDITED

GLOBAL PUBLIC OFFERING

On February 8, 2007, Simec concluded its global public offering of 52,173,915 Series B Shares at Ps. 45.70 per share or US$ 12.50 per ADS (each ADS representing 3 Series B Shares). Simec granted the underwriters an option for 30 days to purchase up to 7,826,085 additional Series B Shares to cover over-allotments, if any.

The proceeds of the sale of the ADSs and Series B Shares will be used for general corporate purposes, including investments in fixed assets aimed at increasing installed capacity in the United States, Canada, and Mexico as well as possibly potential acquisitions intended to increase market share and complement Simec’s business strategy.

A registration statement relating to these securities was filed with and declared effective by the U.S. Securities and Exchange Commission and the Comisión Nacional Bancaria y de Valores.

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 427 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation.. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At December 31, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009.

Net resources provided by operations were Ps. 2,348 million in 2006 versus Ps. 1,926 million of net resources provided by operations in 2005. Net resources used by financing activities were Ps. 451 million in 2006 (which amount includes the prepayment of Ps. 423 million (U.S. $37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 126 million) versus Ps. 251 million of net resources used by financing activities in the same period of 2005. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and Proceeds from insurance claim) were Ps. 12 million in 2006 versus net resources used in investing activities of Ps. 2,003 million in 2005.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Net Sales
Net sales of Simec increased 69% to Ps. 22,699 million in 2006 (including net sales of Ps. 14,951 million generated by Republic), compared to Ps. 13,404 million in 2005 (including net sales of Ps. 6,472 million generated by Republic from July 22 to December 31, 2005). Net sales, excluding sales of Republic increased 12% from Ps. 6,932 million to Ps. 7,738 million due to higher prices for our basic steel products (the average price increased 10% in real terms in 2006 compared to 2005). Sales in metric tons of steel products increased 56% to 2,676,059 metric tons in 2006 (including 1,620,076 metric tons generated by Republic) compared to 1,711,315 metric tons in 2005 (including 674,957 metric tons generated by Republic since its acquisition). Sales outside of Mexico (including sales by U.S. subsidiaries) of basic steel products increased 115% to 1,731,879 metric tons in 2006 (including 1,620,076 metric tons generated by Republic) compared to 809,083 metric tons in 2005 (including 674,957 metric tons generated by Republic since its acquisition). Simec sell billet only when we cannot use it in our steel production process. Additionally, Simec sold 1,388 metric tons of billet in 2006, compared to 14,487 tons of billet in 2005. The average price of steel products increased 9% in real terms in 2006 compared to 2005. We attribute this increase to higher prices prevailing in the Mexican steel markets.

Direct Cost of Sales
Simec’s direct cost of sales increased 72% to Ps. 18,460 million in 2006 (including Ps. 13,654 million relating to Republic) compared to Ps. 10,721 million in 2005 (including Ps. 6,101 million relating to Republic since its acquisition). Direct cost of sales, excluding Republic, increased 4% to Ps. 4,806 million in 2006 compared to Ps. 4,620 million in 2005. The average cost of raw materials used to produce steel products increased 4% in real terms in 2006 compared to 2005. Direct cost of sales as a percentage of net sales was 81% in 2006 compared to 80% in 2005. The average cost of raw materials used to produce steel products increased 11% in real terms in 2006 compared to 2005, primarily resulting from increased raw materials costs at Republic.

Marginal Profit
Simec’s marginal profit increased 58% to Ps. 4,229 million in 2006 (including Ps. 1,297 million relating to Republic) compared to Ps. 2,683 million in 2005 (including Ps. 371 million relating to Republic since its acquisition). As a percentage of net sales, marginal profit was 19% in 2006 compared to 20% in 2005. This decrease is the result of the higher cost of sales prevailing at our Republic facilities.

Indirect Manufacturing, Selling, General and Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 25% to Ps. 1,304 million in 2006 (including Ps. 564 million relating to Republic) from Ps. 1,052 million in 2005 (including Ps. 280 million relating to Republic since its acquisition). Indirect manufacturing, selling, general and administrative expenses (which include depreciation and amortization), exclusive of Republic, increased 101% from Ps. 280 million to Ps. 564 million, due to the inclusion for the full period in the year ended December 31, 2006, compared to the period of July 22 to December 31, 2005. Depreciation and amortization expense, in 2006 increased to Ps. 434 million (including Ps. 173 million relating to Republic) compared to Ps. 337 million in 2005 (including Ps. 71 million relating to Republic). We attribute this increase to the inclusion for the full period of our Republic facilities.

Operating Income
Simec’s operating income increased 79% to Ps. 2,925 million in 2006 (including Ps. 733 million relating to Republic) compared to Ps. 1,631 million in 2005 (including Ps. 91 million relating to Republic). Operating income, exclusive of Republic increased 705% to Ps. 733 million from Ps. 91 million reflecting the inclusion for the full period in the year ended December 31, 2006, compared to the period of July 22 to December 31, 2005. As a percentage of net sales, operating income increased from 12% in 2005 to 13% in 2006.

Financial Income (Expense)
Simec recorded financial expense of Ps. 61 million in 2006 compared to financial expense of Ps. 150 million in 2005. Simec recorded an exchange loss of approximately Ps. 36 million in 2006 compared to an exchange loss of Ps. 78 million in 2005, reflecting a 1% decrease in the value of the peso compared to the dollar in 2006 compared to a 4.3% increase in the value of the peso versus the dollar in 2005. Net interest income was Ps. 45 million in 2006 versus net interest expense of Ps. 16 million in 2005. Simec recorded a loss from monetary position of Ps. 70 million in 2006 compared to a loss from monetary position of Ps. 56 million in 2005, reflecting the domestic inflation rate of 4.05% in 2006 as compared to a 3.33% inflation rate in 2005.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 37 million in 2006 compared to other income, net, of Ps. 12 million in 2005.

Income Tax and Employee Profit Sharing
Simec recorded an income tax provision of Ps. 587 million for income tax and employee profit sharing in 2006 (including a decrease in the provision of Ps. 18 million with respect to deferred income tax) compared to a provision of Ps. 128 million in 2005 (including an increase in the provision of Ps. 46 million with respect to deferred income tax).

Minority Interest
Simec recorded minority interest of Ps. 212 million in 2006 compared to Ps. 18 million in 2005. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 2,102 million in 2006 compared to net income of Ps. 1,323 million in 2005. We attribute this increase primarily to net income from our Republic facilities and higher net income at our facilities in Mexico.

Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 2,009 million at December 31, 2006 ompared to Ps. 1,564 million at December 31, 2005. The effect on Simec’s consolidated statement of income in 2006 was a decrease of Ps. 18 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 46 million in the same period of 2005. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES
    CONSOLIDATED
AUDITED
(1) Operations preparation bases and summary of significant accounting policies:
GRUPO SIMEC, S.A.B. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A.B. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that GRUPO SIMEC, S.A.B. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2006 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2005 and at December 31, 2006, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At December 31, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 427 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 11,635 (U.S. $1,069,322) at December 31, 2006, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,800 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

AUDITED
COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia. Siderúrgica de Guadalajara	Sub-Holding	0	99.99
Simec International	Production and sales of steel products	0	99.99
Arrendadora Simec	Production and sales of steel products	0	100.00
Controladora Simec	Sub-Holding	0	100.00
Pacific Steel	Scrap purchase	0	100.00
Cia. Siderúrgica del Pacífico	Rent of land	0	99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services	0	100.00
Administradora de Servicios de la Industria Siderúrgica	Administrative services	0	99.99
Industrias del Acero y del Alambre	Sales of steel products	0	99.99
Procesadora Mexicali	Scrap purchase	0	99.99
Servicios Simec	Administrative services	0	100.00
Sistemas de Transporte de Baja California	Freight services	0	100.00
Operadora de Metales	Administrative services	0	100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services	0	100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services	0	100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services	0	100.00
SimRep	Sub-Holding	0	100.00
PAV Republic	Production and sales of steel products	0	100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATES		0	0.00
TOTAL INVESTMENT IN ASSOCIATES			0.00
OTHER PERMANENT INVESTMENTS			0.00
TOTAL

NOTES

 MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED
	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,286	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,286	0	0	0	0	0

SUPPLIERS
Various			0	350,977	0	0	0	0	0	1,432,946	0	0	0	0

TOTAL SUPPLIERS			0	350,977	0	0	0	0	0	1,432,946	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
Various			0	146,814	0	0	0	0	0	651,723	0	0	0	0

TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	146,814	0	0	0	0	0	651,723	0	0	0	0

TOTAL			0	497,791	0	0	0	0	0	2,087,955	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at december 31, 2006 was Ps. 10.881

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

  CONSOLIDATED
AUDITED
	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	321,428	3,497,459	0	0	3,497,459

LIABILITIES POSITION	197,190	2,145,630	10	114	2,145,744
SHORT TERM LIABILITIES POSITION	197,190	2,145,630	10	114	2,145,744
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	124,238	1,351,829	(10)	(114)	1,351,715

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2006 WAS PS. 10.881

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
AUDITED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	1,913,974	2,098,521	(184,547)	0.59	(1,082)
FEBRUARY	1,762,423	2,377,236	(614,813)	0.15	(941)
MARCH	1,754,283	2,363,620	(609,337)	0.13	(765)
APRIL	1,767,088	2,932,555	(1,165,467)	0.15	(1,709)
MAY	1,952,871	2,640,775	(687,904)	(0.45)	3,062
JUNE	1,871,618	2,351,653	(480,035)	0.09	(415)
JULY	2,043,991	2,068,467	(24,476)	0.27	(67)
AUGUST	2,417,016	2,155,158	261,858	0.51	1,336
SEPTEMBER	2,730,360	1,987,524	742,836	1.01	7,499
OCTOBER	2,967,687	2,051,508	916,179	0.44	4,005
NOVEMBER	2,948,777	1,924,988	1,023,789	0.52	5,372
DECEMBER	3,237,595	2,208,820	1,028,775	0.58	5,951
ACTUALIZATION				0.00	550
CAPITALIZATION				0.00	0
FOREIGN CORPORATION				0.00	(18,160)
OTHER				0.00	65,754

TOTAL					70,390

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED
AUDITED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.40 times.
B) Accomplished the actual situation is 0.28
C) Accomplished the actual situation is 224.35

As of December 31, 2006, the remaining balance of the MTNs not exchanged amounts to Ps. 3,286 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
AUDITED
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	84.85
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	89.52
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	92.37
CANTON CASTER FACILITY	PRODUCTION OF BILLET	787	47.90
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,169	90.70
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	838	68.40
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	544	74.70
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	76.60
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	71	58.50
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	65.60

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS
CONSOLIDATED
AUDITED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	9.70
SCRAP	VARIOUS	PLANTS IN MEXICO		NO	47.83
PLANTS IN USA		COKE	VARIOUS	NO	7.30
PLANTS IN USA		PELLETS	VARIOUS	NO	18.80
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	7.67
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	4.30
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.00
PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.40

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SELLS
AUDITED
MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	177	1,389,110
COMMERCIAL PROFILES	96	674,184
REBAR	227	1,653,701
FLAT BAR	145	984,791
STEEL BARS	295	2,249,391
OTHER	1	20,718
BILLET	0	402
HOT-ROLLED BARS	39	322,968
COLD-FINISHED BARS	1	14,439
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
T O T A L		7,309,704

FOREIGN SALES		15,379,699
TOTAL		22,689,403

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SELLS
AUDITED
MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	27	185,240
COMMERCIAL PROFILES	21	140,010
REBAR	33	188,518
STEEL BARS	26	194,423
FLAT BAR	4	28,833
BILLET	1	7,463
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	867	8,842,672
COLD-FINISHED BARS	145	1,950,831
SEMI-FINISHED SEAMLESS TUBE ROUNDS	353	2,279,768
OTHER SEMI-FINISHED TRADE PRODUCTS	215	1,561,941
T O T A L		15,379,699

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES
AUDITED
SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471
TOTAL			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 421,214,706

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS
CONSOLIDATED
AUDITED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2006, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	51,173
PROJECTS IN MEXICALI	7,392
PROJECTS IN TLAXCALA	64,510
TOTAL INVESTMENT AT DECEMBER 31, 2006	123,075

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
AUDITED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary and non-monetary items at the exchange rate at the balance sheet date.
-	Income and expense items at the exchange rate at the balance sheet date.
-	The resulting foreign currency translation differences are included in the stockholders’ equity.
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
AUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation.. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At June 30, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec’s financial results as of such date.

According with the rules set forth in articles 35 and 81 of the Dispositions of General Character Applicable to Registrants and Other participants of the Mexican Stock Market, the following consolidated earning statements from January 1 to December 31, appears pro forma for Simec for the period 2005, in order to be comparable against January 1 to December 31, 2006.

CONSOLIDATED EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO DECEMBER 31 OF 2006
	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	1,055,983	1,620,076	2,676,059
Net Sales	7,737,973	14,951,430	22,689,403
Cost of Sales	4,805,518	13,654,419	18,459,937
Gross Income	2,932,455	1,297,011	4,229,466
Operating Expenses	739,838	564,371	1,304,209
Operating Income	2,192,617	732,640	2,925,257
Total Financing Cost	78,582	(17,366)	61,216
Other Financial Operations	(36,892)	(936)	(37,828)
Income Taxes	257,999	329,343	587,342
Net Income Before Minority Interest	1,892,928	421,599	2,314,527
Minority Interest	0	212,352	212,352
Net Income	1,892,928	209,247	2,102,175

CONSOLIDATED PRO FORMA EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO DECEMBER 31 OF 2005

	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	1,047,358	1,635,954	2,683,312
Net Sales	7,006,143	16,130,614	23,136,757
Cost of Sales	4,656,513	14,526,421	19,182,934
Gross Income	2,349,630	1,604,193	3,953,823
Operating Expenses	772,095	866,174	1,638,269
Operating Income	1,577,535	738,019	2,315,554
Total Financing Cost	109,375	132,719	242,094
Other Financial Operations	(8,252)	(38,363)	(46,615)
Income Taxes	170,843	232,717	403,560
Net Income Before Minority Interest	1,305,569	410,946	1,716,515
Minority Interest	336	204,570	204,906
Net Income	1,305,233	206,376	1,511,609

The earnings statement Pro forma for the period January 1 to December 31 2005, includes the information of Republic corresponded to the previous owners.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 4 YEAR: 2006
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED
AUDITED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON, LOURDES IVONNE MASSIMI MALO AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

ING LUIS GARCIA LIMON	LIC. IVONNE MASSIMI MALO	C.P. JOSE FLORES FLORES
CHIEF EXECUTIVE OFFICER	COPORATIVE LEGAL MANAGER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT MAY 4 OF 2007